UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 12, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Superconductor Corporation

File No. 0-19672 - CF#24472
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American Superconductor Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a 10-K filed on May 29, 2008.

Based on representations by American Superconductor Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.38	through December 15, 2012
Exhibit 10.39	through December 15, 2012
Exhibit 10.40	through December 15, 2012
Exhibit 10.41	through December 15, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel